SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

      Gale E. Klappa                                John D. McLanahan, Esq.
 Financial Vice President                            Troutman Sanders LLP
   The Southern Company                           600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                Suite 5200
  Atlanta, Georgia  30303                        Atlanta, Georgia  30308-2216

                              INFORMATION REQUIRED

Item 1.    Description of Proposed Transactions

         1.1 The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes, from time to time through May 22, 2011, to grant Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Cash Based Awards and to issue shares of its common stock, par value $5.00 per share ("Common Stock"), pursuant to the Southern Company Omnibus Incentive Compensation Plan (the "Plan"), as described herein.

         The Board of Directors of Southern has adopted the Plan, subject to stockholder approval. The purpose of the Plan is to optimize the profitability and growth of Southern through annual and long-term incentives that are consistent with Southern's goal and that link the personal interest of participants to those of Southern's stockholders, to provide participants with an incentive for excellence in individual performance, to promote teamwork among participants and to provide flexibility to Southern in its ability to motivate, attract and retain key individuals with outstanding ability.

         The Plan will be administered by a Committee appointed by the Board of Directors of Southern (the "Committee"). The composition of the Committee must comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Currently, the Committee consists of two directors of Southern who are not employees of Southern or its subsidiaries. The Committee will have exclusive authority to interpret the Plan.

         The Plan permits the Committee to grant, in its discretion, Incentive Stock Options and Nonqualified Stock Options (collectively, "Stock Options"), Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and/or Cash Based Awards to directors of Southern or certain of its subsidiaries and those employees, as determined by the Committee, who have a significant impact on the long-term performance and success of Southern. The Committee has determined that the approximate number of participants under the Plan initially will be 24,000, but may be changed at the Committee's discretion. Each award made under the Plan will be evidenced by an award agreement.

         Nonqualified Stock Options entitle the Participant to purchase up to the number of shares of Common Stock specified in the grant at a specified price (the "Option Price"). The Option Price will be set by the Committee at the time a grant is made. The period during which the Nonqualified Stock Options may be exercised will be set by the Committee at the time a grant is made.

         Stock Options designated by the Committee as Incentive Stock Options are intended to comply with Section 422 of the Internal Revenue Code. They will be granted only to employees and entitle the participant to purchase the specified number of shares of Common Stock at the Option Price not more than 10 years from the date of the grant. The aggregate fair market value of Common Stock determined at the time of each grant for which any participant may vest in Incentive Stock Options under the Plan for any calendar year shall not exceed $100,000.

         Stock Options must be paid in full when exercised by the participant. The Committee, in its discretion, may permit the Option Price to be paid in whole or in part through the transfer to Southern of shares of Common Stock previously acquired by the participant.


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



         Stock Appreciation Rights are rights that, when exercised, entitle the participant to the appreciation in value of the number of shares of Common Stock specified in the grant, from the date granted to the date exercised. The exercised Stock Appreciation Right may be paid in cash and/or Common Stock, as determined by the Committee. Stock Appreciation Rights may be granted in the sole discretion of the Committee in conjunction with an Incentive Stock Option or Nonqualified Stock Option. Stock Appreciation Rights may not be exercised more than 10 years after the date granted.

         Restricted Stock awards are grants of shares of Common Stock that are held by Southern for the benefit of the participant without payment of consideration by the participant. There are restrictions or conditions on the participant's right to transfer or sell such shares. The Committee will establish a "Restriction Period" for each Restricted Stock award made. Subject to the terms of an award agreement, the Participant may be entitled to dividends paid on the Restricted Stock and may have the right to vote such shares.

         Restricted Stock Units are awards that entitle the participant to the value of shares of Common Stock at the end of a designated restriction period. Except for voting rights, Restricted Stock Units may have all of the characteristics of Restricted Stock, as described above. Restricted Stock Units may be paid out in cash or shares.

         Performance Units, Performance Stock Awards and Cash-Based Awards (collectively "Performance Awards") are awards that entitle the participant to a level of compensation based on the achievement of pre-established performance goals over a designated performance period. Performance Units shall have an initial value determined by the Committee. The value of a Performance Share will be the fair market value of Common Stock on the grant date. A Cash-Based Award will have the value determined by the Committee. At the beginning of the


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performance period the Committee will determine the number of Performance Units or Performance Shares awarded or the target value of Cash-Based Awards; the performance period; and the performance goals. At the end of the performance period, the Committee will determine the degree of achievement of the performance goals which will determine the level of payout. The Committee may set performance goals using any combination of the following criteria:

                  1.       Earnings per share

                  2. Net income or net operating income (before or after taxes and before or after extraordinary items)

                  3. Return measures (including, but no limited to, return on assets, equity, or sales)

                  4. Cash flow return on investments which equals net cash flows divided by owners equity

                  5.       Earnings before or after taxes

                  6.       Gross revenues

                  7.       Gross margins

                  8. Share price (including, but not limited to, growth measures and total shareholder return)

                  9. Economic Value Added, which equal net income or net operating income minus a charge for use of capital

                  10.      Operating margins

                  11.      Market shares

                  12.      Revenue growth

                  13.      Capacity utilization

                  14.      Increase in customer base

                  15.      Environmental health and safety

                  16.      Diversity


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



                  17.      Quality

         Performance Awards may be paid in cash or shares of Common Stock or a combination thereof in the Committee's discretion.

         Thirty million shares of Common Stock are available for grants by the Committee under the Plan. Additional shares of Common Stock will be transferred from the Southern Company Performance Stock Plan to this Plan and will also be available for grants by the Committee under the Plan.

         The maximum aggregate number of shares of Common Stock that may be granted in the form of Stock Options, pursuant to any Award granted in any one fiscal year to any one single Participant, shall be 5,000,000 shares.

         The maximum aggregate number of shares of Common Stock that may be granted in the form of Stock Appreciation Rights, pursuant to any Award granted in any one fiscal year to any one Participant, shall be 5,000,000 shares.

         The maximum aggregate number of shares of Common Stock that may be granted with respect to awards of Restricted Stock granted in any one fiscal year to any one participant shall be 1,000,000 shares.

         The maximum amount payable (determined at the end of the applicable restriction period) in any one fiscal year to any one Participant for Restricted Stock Units is the higher of $10,000,000 or 1,000,000 shares of Common Stock.

         The maximum amount payable (determined as of the end of the applicable performance period) with respect to an Award of Performance Shares granted in any one fiscal year to any one Participant shall be equal to the larger of $10,000,000 or 1,000,000 shares.


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



         The maximum amount payable (determined as of the end of the applicable performance period) with respect to Performance Units or Cash-Based Awards awarded in any one fiscal year to any one Participant shall be $10,000,000.

         If a change in control occurs all Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units will vest immediately and if the Plan is not continued or replaced with a comparable plan, pro-rata payments of all Performance Awards at not less than target-level performance will be paid.

         The Board of Directors of Southern may terminate or amend the Plan at any time except after a change in control.

         The Plan will terminate May 22, 2011, unless terminated sooner by the Board of Directors.

         1.2 Southern further proposes to submit the Plan for consideration and action by its stockholders at the annual meeting of such stockholders to be held on May 23, 2001, and in connection therewith, to solicit proxies from its stockholders. The material to be used in connection with such solicitation in respect of the Plan will be substantially as set forth in Exhibits G-1, G-2 and G-3 hereto. In addition, in the event that Southern considers it desirable to do so, it may employ professional proxy solicitors to assist in the solicitation of proxies and pay their expenses and compensation for such assistance which, it is estimated, will not exceed $30,000.

         Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the annual meeting.



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


Item 2.    Fees, Commissions and Expenses

         The estimated fees and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions (including costs associated with the solicitation of proxies) are as follows:

     Cost of Proxy Solicitation including Printing,
       Postage and Mailing and Tabulation................    $635,000
     Services of Southern Company Services, Inc..........      15,000
     Legal Fees..........................................      15,000
     Miscellaneous.......................................      10,000
                                                             ----------
     Total...............................................    $675,000


Item 3.    Applicable Statutory Provisions

     Sections 6(a), 7 and 12(e) of the Act and Rules 23, 24, 62 and 65 are applicable to the proposed transactions.

         Rule 53 Analysis: The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.420 billion, or about 53.52% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the year ended December 31, 2000 ($4.522 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount



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


that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization, including discontinued operations, consisted of 49.3% equity


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(including mandatorily redeemable preferred securities) and 50.7% debt
(including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization, excluding discontinued operations, as of December 31, 2000 was 58.1% equity,1 41.9% debt including all non-recourse debt, and 59.2% equity and 40.8% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 59.7% and 40.3%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 48.7% of total capitalization at December 31, 2000.

         Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:2




_________________

1 Excluding preferred stock and preferred securities from the equity component of Southern's consolidated capitalization, the equity component was 46.7% of total capitalization.

2 Southern's current corporate credit rating is A by S&P.


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


-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Company              Agency                1996          1997          1998           1999          20003
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Alabama              S&P                   A+            A+            A+             A+            A
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Georgia              S&P                   A+            A+            A+             A+            A
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Gulf                 S&P                   A+            AA-           AA-            AA-           A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Mississippi          S&P                   A+            AA-           AA-            AA-           A+
                     Moody's               Aa3           Aa3           Aa3            Aa3           Aa3
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Savannah             S&P                   A+            AA-           AA-            AA-           A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 Not rated     Not rated     Not rated      Not rated     Not rated
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------

         Southern's consolidated retained earnings grew on average approximately 6.1% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on South Western Electricity plc ("SWEB") in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.5%. In 2000, consolidated retained earnings increased $439 million, or 10.4%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had an adverse impact on Southern's financial integrity.

____________________

3 Although the senior secured ratings were downgraded one notch by S&P in 2000, the unsecured ratings were affirmed at A for each of the affiliated operating companies.


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



Item 4.    Regulatory Approval

         No state commission and no federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.

Item 5.    Procedure

         In order to give Southern sufficient time for the preparation and mailing of the proxy solicitation material to its stockholders prior to the annual meeting to be held on May 23, 2001, Southern hereby requests that the Commission issue an order as soon as practicable, pursuant to Rule 62(d) under the Act, permitting the solicitation of proxies proposed herein.

         Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Southern hereby requests that it be permitted to file certificates of notification on a quarterly basis, within 45 days after the end of each calendar quarter.

Item 6.    Exhibits and Financial Statements

           (a)    Exhibits.

                  A-1      - Draft of Southern Company Omnibus Incentive
                             Compensation Plan.

                  A-2      - Composite Certificate of Incorporation of Southern
                             reflecting all amendments to date. (Designated in Registration No. 33-3546 as Exhibit 4(a), in Certificate of Notification, File No. 70-7341, as Exhibit A and in Certificate of Notification, File No. 70-8181, as Exhibit A.)


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



                  A-3      - By-Laws of Southern as amended effective October
                             21, 1991, and presently in effect. (Designated in Form U-1, File No. 70-8181, as Exhibit A-2.)

                  B        - None.

                  C        - None.

                  D        - None.

                  E        - None.

                  F        - Opinion of Troutman Sanders LLP. (To be filed by
                             Amendment.)

                  G-1      - Draft of notice of annual meeting of stockholders.

                  G-2      - Draft of statement relating to the Plan to be
                             included in the proxy statement for the annual meeting.

                  G-3      - Draft of form of proxy for the annual meeting.

                  H        - Form of Notice and Order permitting the
                             solicitation of proxies.

         Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)      Financial Statements.

         Financial statements are omitted since they are not deemed relevant or necessary for a proper disposition of the proposed transactions by the Commission.



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



Item 7.    Information as to Environmental Effects

         (a) In light of the nature of the proposed transactions as described in
Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        March 20, 2001              THE SOUTHERN COMPANY


                                          By: /s/Tommy Chisholm
                                              Tommy Chisholm
                                              Secretary








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